UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2016

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

7 Times Square
37TH Floor

New York NY 10036

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Entry into a Material definitive Agreement.

On June 21, 2016, Wins Finance Holdings Inc. (the “Company”), entered into an amendment to the Securities Escrow Agreement dated August 26, 2014 (the “Escrow Agreement”), pursuant to which the shares of the Company’s initial stockholders placed in escrow at the time of the Company’s initial public offering could be withdrawn from escrow no earlier than six months after the Company’s initial business combination (as opposed to the one-year period specified in the Escrow Agreement prior the amendment). The company closed its business combination on October 26, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated June 23, 2016

WINS FINANCE HOLDINGS INC.

By:	/s/ Richard Xu
Name:	Richard Xu
Title:	President